Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 17, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Valerie Lithotomas

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) –
Response to Examiner Comments on Post-Effective
Amendment No. 170

Dear Ms. Lithotomas:

This letter responds to your comments on Post-Effective No. 170 (“PEA No. 167”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 170 seeks to register shares of one new portfolio of the Registrant: the Altair Smaller Companies Fund (the “Fund”).

1.                                      Comment:  Please supplementally confirm that the Fund is not required to include a line item for acquired fund fees and expenses, or revise the Expenses and Fees table as appropriate.

Response: The Fund does not expect acquired fund fees and expenses for its first fiscal year to exceed 0.01% of average net assets of the Fund, and therefore no line item for acquired fund fees and expenses is required.

2.                                      Comment:  The Adviser is not compensated by the Fund for its services.  Please provide information regarding how the Adviser is compensated.  Will the Adviser invest client assets only in the Fund, or will assets also be invested in other investment vehicles?

Response:  Clients of the Adviser pay the Adviser a fee, calculated and payable quarterly in advance, based on the total assets of the client under management, subject to an annual minimum.  Clients will be charged on their whole portfolio under advisement, a portion of which may be invested in the Fund.

Clients will be invested in many other investment vehicles, including other registered investment companies, limited partnerships and in separate accounts of other managers in small cap and all other asset classes.  Clients have diversified portfolios, but the Adviser expects the Fund will play a major role in each Client’s small cap allocation

3.                                      Comment:  Consider whether the fee the Adviser receives from Clients should be reflected in the Expenses and Fees table.

Response:  The fee the Adviser receives from Clients is not a Fund expense and is not paid by the Fund.  Therefore, Registrant does not believe it should be reflected in the Expenses and Fees table.  However, Registrant will revise footnote 1 to the Expenses and Fees table as follows (new disclosure is underlined):

The Fund is currently only available to clients of the Fund’s investment adviser, Altair Advisers LLC (the “Adviser”) and to other investors at the Fund’s discretion.  Investors in the Fund who are also clients of the Adviser will incur additional fees based on the total assets of the client under management with the Adviser.  The Adviser does not receive a separate management fee from the Fund, although the Adviser is reimbursed for out-of-pocket expenses in connection with its compliance monitoring of Fund trading, up to 0.01% of the Fund’s average daily net assets.  The management fee shown above reflects the maximum aggregate fees to be paid by the Fund to the Sub-Advisers for the first fiscal year, plus anticipated reimbursements to the Adviser for out-of-pocket expenses.  Investors in the Fund who are also clients of the Adviser should review the information provided separately by the Adviser for a discussion of fees and expenses charged by the Adviser.

4.                                      Comment:  Please confirm that the market capitalization ranges as of the most recently practicable date for each of the Russell Microcap Index, the Russell 2000 Index, and the S&P SmallCap 600 Index will be included in the “Summary of Principal Investment Strategies” section of the final Prospectus.

Response:  Registrant confirms that this information has been added.

5.                                      Comment:  The Prospectus and Statement of Additional Information state that the Fund has submitted an application for an exemptive order.  However, no such application has yet been submitted.  Please revise the disclosure as necessary to reflect the current filing status of the application.

Response:  Registrant has revised the Prospectus and Statement of Additional Information as requested.

6.                                      Comment:  “IPO Risk” and “Unseasoned Issuer Risk” are bracketed in the “Summary of Principal Risks” section.  Please confirm whether these are principal risks and revise the Prospectus as necessary.

Response:  Registrant confirms that these are principal risks of the Fund and will revise the Prospectus as necessary.

7.                                      Comment:  Please confirm that REITs are a principal risk of the Fund, or revise the Prospectus as necessary.

Response: Registrant confirms that REITs are a principal risk of the Fund.

8.                                      Comment:  Please explain why you believe inclusion of the information on Prior Performance of Similarly Advised Accounts is permissible.  In your response, please provide a legal analysis supporting your position citing to any precedent or staff position relevant to your position.

Response:  In Nicholas-Applegate Mutual Funds, SEC No Action Letter (pub. avail. Aug. 6, 1996) (the “Nicholas-Applegate Letter”), the staff confirmed that Section 206 of the Investment Advisers Act of 1940 would not prohibit a fund from including in its prospectus performance information regarding private accounts managed by the fund’s adviser that had substantially similar investment objectives, policies, and strategies, provided that the information was not presented in a misleading manner and did not obscure or impede understanding of information that is required to be included in the fund’s prospectus (including the fund’s own performance information). In Bramwell Growth Fund, SEC No Action Letter (pub. avail. Aug. 7, 1996), the staff took the same position with respect to the inclusion in a fund’s prospectus of standardized total return information of another registered investment company previously managed by the fund’s portfolio manager that had substantially similar investment objectives and policies.

In Nicholas-Applegate Letter, the staff agreed not to recommend enforcement action to the SEC under Section 34(b) of the Investment Company Act of 1940 (the “1940 Act”) where the fund represented that (1) the private account performance would be given no greater prominence than the fund’s performance; (2) the performance information would be accompanied by disclosure to the effect that the private account performance does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund; (3) the private account performance composite would be compared to an appropriate securities index; and (4) the prospectus specifically would disclose that private accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result of the private account composite. The disclosure of the similarly managed accounts in the Fund’s registration statement is consistent with each of the representations made in the Nicholas-Applegate Letter.

9.                                      Comment:  In the table under Management of the Company in the Statement of Additional Information, please add “in the Past 5 Years” to the heading “Other Directorships of the Director.”

Response:  Registrant has revised the Statement of Additional Information as requested.

10.                               Comment:  Please confirm the sub-advisory agreements will comply with the requirements of Section 15(a) of the 1940 Act.

Response:  Registrant confirms that the sub-advisory agreements between the Adviser and the Sub-Advisers will comply with the requirements of Section 15(a) of the 1940 Act.

*   *   *   *   *   *

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann